June 2, 2006
VIA FACSIMILE TRANSMISSION
Ms. Tracey Houser
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	PGT, Inc. Amendment No. 2 to Registration Statement on Form S-1, filed May 25, 2006 SEC File No. 333-132365
Dear Ms. Houser:
          As discussed, attached for the supplemental review of the Staff are marked pages of Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form S-1 of PGT, Inc., reflecting changes to be made in response to the Staff’s comments 2, 3, 4, 5 and 11 in the letter to Mr. Rodney Hershberger, dated June 1, 2006.
          Should you have any questions or want to discuss these matters further, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.

Very truly yours,

/s/ Allison Land Amorison

Allison Land Amorison

cc:	Jeanne Baker Pamela Long Andrew P. Schoeffler Jeff Jackson